Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated November 27, 2012

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

ULTRAPAR ANNOUNCES A JOINT VENTURE IN THE SEGMENT OF ELECTRONIC PAYMENT FOR TOLLS, PARKING AND FUELS

São Paulo, Brazil, November 27th, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) hereby informs that, through its subsidiary Ipiranga, it constituted with Odebrecht TransPort Participações, a company engaged in logistics and roads concessions, a new company that will operate in the segment of electronic payment for tolls, parking and fuels – ConectCar. The creation of ConectCar was driven by new rules to incentivize competition in this segment and combines the experience and complementarity of its partners, each with a 50% interest in the company. The partners will jointly invest up to R$ 150 million over the next years.

ConectCar fits into Ipiranga’s strategy of differentiation, offering more products and services in its service station network focused on convenience and practicality, generating benefits for its clients, retailers and for the company itself. ConectCar will start its operations with Ipiranga’s service station network as the main distribution and contact channel with car owners.

The markets in which ConectCar will operate have strong growth perspectives. Vehicle traffic on toll roads has been presenting robust growth of about 20% per year in the recent past, boosted by the expansion of the vehicle fleet, the higher income of the Brazilian population and the increased extension of toll roads. In parallel, the use of electronic payment for parking has been growing significantly, in line with the expansion of the vehicle fleet and the number of shopping malls in Brazil.

ConectCar, which plans to start its operations in the first quarter of 2013, will have national coverage and will bring innovations in the service provision of electronic vehicle identification. The chip installed on the vehicle windshield will allow the automatic opening of toll gates at lower costs, through a prepaid system and free tuition, and the use for fuels purchase, as well as the accumulation and redemption of points of the loyalty program “Km de Vantagens”, points which will be acquired by ConectCar from Ipiranga.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated November 27, 2012)